# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CPI Aerostructures, Inc, CIK 0000889348
CUSIP: 125919308
Title of class of securities: Common Stock, par value $.0001
Address of issuer's principal executive offices: 91 Heartland Blvd., Edgewood, New York (NY), 11717
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-20-023808
Filed by CIK 0001268460

## Reporting persons
- Paul Packer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 587,527; sole dispositive power 0; shared dispositive power 587,527; aggregate amount beneficially owned 587,527 (4.5% of the class)
- Globis Capital Partners, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 587,527; sole dispositive power 0; shared dispositive power 587,527; aggregate amount beneficially owned 587,527 (4.5% of the class)
- Globis Capital Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 587,527; sole dispositive power 0; shared dispositive power 587,527; aggregate amount beneficially owned 587,527 (4.5% of the class)
- Globis Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 587,527; sole dispositive power 0; shared dispositive power 587,527; aggregate amount beneficially owned 587,527 (4.5% of the class)
- Globis Capital, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 587,527; sole dispositive power 0; shared dispositive power 587,527; aggregate amount beneficially owned 587,527 (4.5% of the class)

## Item 1. Issuer
Name of issuer: CPI Aerostructures, Inc
Address of issuer's principal executive offices: 91 Heartland Blvd., Edgewood, NY, 11717

## Item 2. Person Filing
Name of person filing:
Paul Packer

Globis Capital Partners, LP

Globis Capital Advisors, L.L.C.

Globis Capital Management, L.P.

Globis Capital, L.L.C.
Address of principal business office or, if none, residence: 7100 West Camino Real Suite 302-48 Boca Raton, FL 33433
Citizenship:
Paul Packer - United States

Globis Capital Partners, L.P., Globis Capital Advisors, L.L.C., Globis Capital Management, L.P., and Globis Capital, L.L.C. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 587,527
Percent of class: 4.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 587,527
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 587,527

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Paul Packer: /s/ Paul Packer, Paul Packer (02/14/2025)
- Globis Capital Partners, L.P: /s/ Paul Packer, Paul Packer/ Managing Member of General Partner (02/14/2025)
- Globis Capital Advisors, LLC: /s/ Paul Packer, Paul Packer/Managing Member (02/14/2025)
- Globis Capital Management, LP: /s/ Paul Packer, Paul Packer/Managing Member of General Partner (02/14/2025)
- Globis Capital, L.L.C.: /s/ Paul Packer, Paul Packer/Managing Member (02/14/2025)